UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 5)

Terra Industries Inc.

(Name of Subject Company)

Terra Industries Inc.

(Name of Person Filing Statement)

Common Shares, without par value

(Title of Class of Securities)

880915103

(CUSIP Number of Class of Securities)

Douglas C. Barnard, Esq.

Vice President and Secretary

Terra Industries Inc.

Terra Centre

600 Fourth Street

P.O. Box 6000

Sioux City, Iowa 51102-6000

Telephone: (712) 277-1340

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Brian W. Duwe, Esq. Richard C. Witzel, Jr., Esq. Skadden, Arps, Slate, Meagher & Flom LLP 155 North Wacker Drive Chicago, Illinois 60606 Telephone: (312) 407-0700	Faiza J. Saeed, Esq. Thomas E. Dunn, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 Telephone: (212) 474-1000	David C. Karp, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Telephone: (212) 403-1000

☐                 Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Terra Industries Inc., a Maryland corporation (“Terra”), with the Securities and Exchange Commission on March 12, 2010, relating to the offer by CF Industries Holdings, Inc., a Delaware corporation (“CF”), through its indirect wholly-owned subsidiary, Composite Merger Corporation, a Maryland corporation (“CF Sub”), as disclosed in the Tender Offer Statement on Schedule TO, dated March 5, 2010 (as amended or supplemented from time to time, the “Schedule TO”), to exchange each outstanding common share of Terra, without par value (the “Terra Common Shares”), for (i) $37.15 in cash, less any applicable withholding taxes and without interest, and (ii) 0.0953 of a share of common stock, par value $0.01 per share, of CF (together with the associated preferred stock purchase rights) (the “CF Common Stock”), upon the terms and subject to the conditions set forth in (a) the Preliminary Prospectus/Offer to Exchange, dated March 5, 2010 (as amended or supplemented from time to time, the “Exchange Offer”), and (b) the related Letter of Transmittal (which, together with the Exchange Offer and any amendments or supplements thereto from time to time, constitute the “Offer”). Capitalized terms used but not defined herein have the meanings set forth in the Statement. Except as specifically noted herein, the information set forth in the Statement remains unchanged.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

“Item 2. Identity and Background of Filing Person—Offer” is hereby amended and supplemented by adding the following paragraphs after the seventh paragraph thereof:

On April 5, 2010, CF announced that the Offer expired at 12:00 midnight, New York City time, on April 2, 2010, as scheduled.  The depositary for the Offer has advised that, as of the expiration time, 85,757,343 Terra Common Shares (including shares subject to guarantees of delivery) were validly tendered and not withdrawn, representing approximately 85.6% of the outstanding Terra Common Shares.  All such Terra Common Shares have been accepted for payment.

On April 5, 2010, CF also announced that it has commenced a subsequent offering period for all remaining Terra Common Shares to permit stockholders who have not yet tendered their Terra Common Shares the opportunity to do so.  The subsequent offering period will expire at 5:00 p.m., New York City time, on April 9, 2010, unless extended.  Any Terra Common Shares validly tendered during the subsequent offering period will be immediately accepted for payment, and tendering stockholders will promptly thereafter be paid $37.15 in cash and 0.0953 of a share of CF Common Stock, less any required withholding taxes and without interest, which is the same amount per Terra Common Share that was offered and paid in the initial offering period. The procedures for tendering Terra Common Shares during the subsequent offering period are the same as during the initial offering period, except that Terra Common Shares tendered during the subsequent offering period may not be tendered by the guaranteed delivery procedure and may not be withdrawn.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

“Item 4. The Solicitation or Recommendation—Background of the Offer and Reasons for Recommendation—Background of the Offer” is hereby amended and supplemented by adding the following paragraphs at the end thereof:

On April 5, 2010, CF announced that the Offer expired at 12:00 midnight, New York City time, on April 2, 2010, as scheduled.  The depositary for the Offer has advised that, as of the expiration time, 85,757,343 Terra Common Shares (including shares subject to guarantees of delivery) were validly tendered and not withdrawn, representing approximately 85.6% of the outstanding Terra Common Shares.  All such Terra Common Shares have been accepted for payment.

On April 5, 2010, CF also announced that it has commenced a subsequent offering period for all remaining Terra Common Shares to permit stockholders who have not yet tendered their Terra Common Shares the opportunity to do so.  The subsequent offering period will expire at 5:00 p.m., New York City time, on April 9, 2010, unless extended.  Any Terra Common Shares validly tendered during the subsequent offering period will be immediately accepted for payment, and tendering stockholders will promptly thereafter be paid $37.15 in cash and 0.0953 of a share of CF Common Stock, less any required withholding taxes and without interest, which is the same amount per Terra Common Share that was offered and paid in the initial offering period. The procedures for tendering Terra Common Shares during the subsequent offering period are the same as during the initial offering period, except that Terra Common Shares tendered during the subsequent offering period may not be tendered by the guaranteed delivery procedure and may not be withdrawn.

ITEM 8.  ADDITIONAL INFORMATION.

“Item 8. Additional Information—Section 14(f) Information Statement” is hereby amended and supplemented by adding the following sentence at the end thereof:

Pursuant to the Merger Agreement and upon CF Sub’s payment for Terra Common Shares pursuant to the Offer, CF became entitled to designate a number of individuals to Terra’s Board.  Such designees together constitute a majority of Terra’s Board.

ITEM 9.  EXHIBITS.

“Item 9. Exhibits” is hereby amended by deleting the existing exhibit (a)(2) and adding the following exhibit.

Exhibit Number	Description

(a)(2)

Final Prospectus/Offer to Exchange, dated April 2, 2010, filed as Exhibit (a)(4) to Amendment No. 8 to CF Industries Holdings, Inc.’s Schedule TO filed on April 5, 2010 and incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

TERRA INDUSTRIES INC.

By:	/s/ DOUGLAS C. BARNARD
Name: Douglas C. Barnard
Title: Vice President and Secretary

Dated: April 5, 2010

EXHIBIT INDEX

Exhibit Number	Description

(a)(2)

Final Prospectus/Offer to Exchange, dated April 2, 2010, filed as Exhibit (a)(4) to Amendment No. 8 to CF Industries Holdings, Inc.’s Schedule TO filed on April 5, 2010 and incorporated herein by reference.